UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QUALTRICS INTERNATIONAL INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Fixed Value Rights and Existing RSUs
(Title of Class of Securities)

747601201
(CUSIP Number of Class of Securities)

Zig Serafin
Chief Executive Officer
Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
385-203-4999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Blake Tierney General Counsel Qualtrics International Inc. 333 West River Park Drive Provo, Utah 84604 385-203-4999	Bradley C. Weber Erica D. Kassman Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 650-752-3100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$1,927,269.96	$210.27

* Calculated solely for purposes of determining the filing fee. This number assumes: (i) all eligible Fixed Value Rights and Existing RSUs are properly tendered and not withdrawn in the offer and (ii) the number of Qualtrics RSUs issued is based on an adjustment formula: (a) the exchange ratio used for the conversion of Existing RSUs is 4.2734, a figure based on a fraction, the numerator of which is $128.2018, which was the average of the volume weighted average price of SAP Stock on Xetra for the final five full trading days prior to January 27, 2021, the expiration of the Qualtrics IPO exchange offer, and the denominator of which is $30.00 (the “Qualtrics IPO Stock Price”), which was the initial public offering price of shares of Qualtrics Class A common stock and (b) the exchange quotient used for the conversion of Fixed Value Rights is a fraction, the numerator of which is the cash value of the Fixed Value Right and the denominator of which is the Qualtrics IPO Stock Price. This calculation assumes that Fixed Value Rights and Existing RSUs will be exchanged for Qualtrics RSUs having an aggregate value of $1,927,269.96 as of August 9, 2021. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000 of the aggregate value of this transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$210.17	Filing Party:	Qualtrics International Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	August 12, 2021

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2021 (the “Schedule TO”), by Qualtrics International Inc., a Delaware corporation (the “Company” or “Qualtrics”), in connection with its offer to Eligible Employees (as defined below) of a one-time opportunity to exchange all (but not less than all) of such employees’ outstanding cash-settled fixed value rights (“Fixed Value Rights”) and all (but not less than all) of such employees’ cash-settled variable rights that are linked to the value of SAP Ordinary Shares and that were granted on or after January 1, 2018 (“Post-2018 Variable Awards”) and cash- settled SAP rights that are linked to the value of SAP Ordinary Shares and that were granted as part of the “Move SAP Plan” or “Grow SAP Plan” (together with the Post-2018 Variable Awards, the “Existing RSUs”) for unvested rights (“Qualtrics RSUs”) to receive shares of Qualtrics’s Class A common stock, par value $0.0001 (“Qualtrics Stock”), as determined on an award-by-award basis, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 12, 2021 (the “Offer to Exchange”), the Offering Memorandum contained in the Offer to Exchange (the “Offering Memorandum”) and the related Terms of Election (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

An “Eligible Employee” is an employee of QAL Technologies Pty Ltd (“QAL”), a proprietary limited company organized in Australia and a subsidiary of Qualtrics, on the date hereof who holds Fixed Value Rights and/or Existing RSUs that vest on or after October 1, 2021, who continues to be an employee of QAL or Qualtrics or one of its other subsidiaries on and from the date hereof through the expiration of this Offer and also through the time and date on which the Qualtrics RSUs are granted, and who has not previously been offered the opportunity to exchange outstanding Fixed Value Rights and/or Existing RSUs for Qualtrics RSUs.

This Amendment is being filed solely to amend “Item 4 – Terms of the Transaction” to reflect and report the final results of the Offer under the caption “Material Terms.” Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Offer. All capitalized terms used herein have the same meanings as given in the Offer.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer, is hereby amended and supplemented by adding the following information under the caption “Material Terms”:
The Offer expired at 11:59 p.m., Mountain Time, on September 10, 2021 (or 3:59 p.m., Australian Eastern Time, on September 11, 2021). Pursuant to the Offer, a total of 60 Eligible Employees elected to tender and did not withdraw their Fixed Value Rights and/or Existing RSUs, and the Company accepted for exchange Fixed Value Rights and Existing RSUs representing approximately 78.30% of the value of all eligible Fixed Value Rights and Existing RSUs. All properly tendered Fixed Value Rights and Existing RSUs were cancelled and, pursuant to the terms of the Offer and the 2021 Qualtrics Employee Omnibus Equity Plan, the Company granted 30,539 Qualtrics RSUs in exchange for the tendered Fixed Value Rights and Existing RSUs. The vesting terms of the Qualtrics RSUs are described in detail in the Offer.

On September 15, 2021, the Company issued a press release announcing the completion of the Offer, a copy of which is attached as Exhibit (a)(1)(G) hereto and is incorporated by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(1)(G)	Press Release dated September 15, 2021

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Fixed Value Rights and/or Existing RSUs for Qualtrics RSUs, dated August 12, 2021

(a)(1)(B)*	Terms of Election

(a)(1)(C)*	Screenshots of Exchange Offer Website

(a)(1)(D)*	Form of Announcement Email to Eligible Employees

(a)(1)(E)*	Form of Reminder Email to Eligible Employees Regarding the Expiration of the Exchange Offer

(a)(1)(F)*	Form of Email to Eligible Employees Confirming Acceptance of Fixed Value Rights and/or Existing RSUs

(a)(1)(G)	Press Release dated September 15, 2021

(b)	Not applicable

(d)(1)#	2021 Qualtrics International Inc. Employee Omnibus Equity Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.13 to the Company’s Form 10-K filed March 9, 2021).

(g)	Not applicable

(h)	Not applicable

* Previously filed
# Represents management compensation plan, contract or arrangement.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2021	QUALTRICS INTERNATIONAL INC.

	By:	/s/ Blake Tierney
Name: Blake Tierney Title: General Counsel